SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of August 2007

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: 28 August 2007

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.  Interim Unaudited Consolidated Financial Statements, 30 June 2007;

2.  Management Discussion and Analysis, 30 June 2007;

3   Certification Letter, John R. Morgan, President;

4.  Certification Letter, Cameron B. Boyer, Controller

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VANNESSA VENTURES LTD.

( a development stage enterprise)

Consolidated Financial Statements

Quarter Ended June 30, 2007 and March 31, 2007

(In Canadian Dollars)

VANNESSA VENTURES LTD.

( a development stage enterprise)

Consolidated Balance Sheets

June 30, 2007 and March 31, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

	June 30	March 31
	2007	2007
A S S E T S (Note 9)

Current
Cash (Note 15)	$ 4,833,512	$ 280,338
Amounts receivable	195,724	158,324
Prepaid expenses	67,176	90,526

	5,096,412	529,188

Capital Assets (Note 4)	3,911,334	3,908,666

Mineral Interests (Note 5)	10,194,080	9,521,407

	$ 19,201,826	$ 13,959,261

L I A B I L I T I E S

Current Liabilities
Accounts payable and accrued liabilities	$ 1,725,576	$ 2,157,516
Demand notes payable (Note 7)	2,500,000	5,000,000 -
	4,225,576	7,157,516

Convertible debenture payable (Note 9(a))	4,065,490	3,947,551
Convertible note payable (Note 9(b))	2,326,332	-
	6,691,822	3,947,551

	10,617,398	11,105,067

S H A R E H O L D E R S’ E Q U I T Y

Share Capital (Note 6)	55,097,250	48,976,420
Contributed Surplus (Note 8)	2,927,604	2,927,604
Other Paid in Capital (Note 9)	2,199,795	1,490,475
Deficit	(51,640,221)	(50,540,305)

	8,584,428	2,854,194

	$ 19201,826	$ 13,959,261

Nature of Operations (Note 1)

Commitments (Note 14)

Subsequent Events (Note 11)

On behalf of the Board:

“John R. Morgan” (Director)

“ George Chapel” (Director)

-See Accompanying Notes-

VANNESSA VENTURES LTD.

( a development stage enterprise)

Consolidated Statements of Operations and Deficit

Three Months Ended June 30, 2007 and 2006

Unaudited – Prepared by Management

(In Canadian Dollars)

	June 30	June 30
	2007	2006
General and Administrative Expenses
Amortization	$ 2,784	$ 3,616
Bank charges and interest	2,446	2,778
Consulting	65,000	25,095
Insurance	5,994	5,375
Investor relations	35,815	2,469
Office and miscellaneous	10,403	6,989
Office wages and services	96,397	101,460
Professional fees	105,574	15,754
Rent	30,261	18,027
Stock-based compensation (Note 8)	-	-
Telephone	6,505	5,764
Transfer agent and listing fees	34,782	6,097
Travel and accommodation	475	360
	(396,436)	(193,784)

Project Development Expenses
Consulting	42,649	235,943
Arbitration	342,325	17,599
Impairment of mineral interests (Note 5)	30,592	150,543
	(415,566)	(404,085)

Other Items
Interest expense and financing costs	(404,271)	(297,149)
Interest income	5,776	-
Gain on disposition of exploration interest (Note 5 (c)(v))	110,581	-
	(287,914)	(297,149)
Net loss	(1,099,916)	(895,018)
Deficit, beginning of period	(50,540,305)	(45,163,512)

Deficit, end of period	$(51,640,221)	$ (46,058,530)

Net loss per share – basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	113,696,983	86,401,216

-See Accompanying Notes-

VANNESSA VENTURES LTD. Consolidated Statements of Cash Flows ( a development stage enterprise) Three Months Ended June 30, 2007 and 2006 Unaudited – Prepared by Management (In Canadian Dollars)

	June 30	June 30
	2007	2006

Operating activities
Net loss	$ (1,099,916)	$ (895,018)
Items not involving cash:
Amortization	2,784	3,616
Convertible debenture accretion (Note 9)	153,591	93,222
Impairment of mineral interests (Note 5)	30,592	50,543

	(912,949)	(647,637)

Changes in non-cash working capital items
Amounts receivable	(37,472)	14,736
Prepaid expenses	23,350	14,839
Accounts payable	(440,712)	(666,953)

Cash used in operating activities	(1,367,783)	(1,285,015)

Investing activities
Purchase of capital assets	(15,584)	9,885
Mineral interests expenditures (net of recoveries)	(1,319,869)	(2,947,607)

Cash used in investing activities	(1,335,453)	(2,947,607)

Financing activities (Note 9)
Shares issued for cash (Note 6)	6,120,830	84,000
Issue of convertible debenture (Note 9)	3,000,000	-
Repayment of demand notes (Note 7)	(2,500,000)	-
Restricted cash (Note 15)	635,580	-
	7,256,410	84,000

Increase (decrease) in cash	4,553,174	(1,138,737)
Cash, beginning of period	280,338	1,675,350

Cash, end of period	$ 4,833,512	$ 536,613

-See Accompanying Notes-

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, “Enterprises in the Development Stage”, and is engaged in the acquisition, exploration and development of mineral interests.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") on a "going concern" basis, which presumes the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2007 the Company has incurred an accumulated deficit from operations of approximately $51.6 million and has a working capital of approximately $0.9 million. Funding for operations is raised primarily through public and private share offerings and debt financing, of which significant amounts have been provided by the Company's controlling shareholder.

There is considerable uncertainty regarding the Company’s ability to operate as a going concern without the continued support of the Company’s major shareholders and future operations are dependent on raising sufficient funding through share offerings, debt financing, joint venture participations or from profitable operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)

Capital Assets and Amortization

Capital assets are recorded at cost.  Amortization of assets in use is provided at the following annual rates:

Computer equipment

30% Declining balance

Computer software

100% Straight line

Exploration and processing equipment

20% Declining balance

Office furniture and equipment

20% Declining balance

Vehicles

30% Declining balance

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Capital Assets and Amortization (continued)

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over their estimated lives and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.

Capital assets not in use and held for sale are included in capital assets in the balance sheet and valued at the lower of amortized cost and estimated net recoverable value.

The carrying value of all categories of capital assets are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(c)

Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs

The Company is in the process of exploring and developing mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Title to mineral interests include options, leases, concessions, participating interests and direct title.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

All mineral interests which are being maintained, with the exceptions of the Crucitas project in Costa Rica and the Maple Creek, Potaro, Paint Mountain and Marudi concessions in Guyana, are currently under extended legal, political, environmental or permitting restrictions.  The Crucitas project in Costa Rica is the subject of a legal challenge seeking that the Exploitation Concession be revoked and while the Company has a legal opinion from local counsel indicating that the Company has fulfilled all legal requirements and the Exploitation Concession will not be revoked, the final outcome is not yet certain. Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

Cost recoveries during exploration

Joint Venture Participation and Accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests and Exploration Costs (continued)

Cost recoveries during exploration (continued)

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)

Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

 (f)

Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants, stock options and the conversion feature of the convertible debenture have been excluded as they are anti-dilutive.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)

Risk Management

The Company does not use derivative instruments to reduce its exposure to credit, foreign currency and interest rate or cash flow risks.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions. Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair values.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Future Income Taxes

The liability method is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax  basis but cannot be  identified with an asset or  liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not that they will not be realized in the future.

(j)

Stock-based compensation and other stock-based transactions

The Company grants stock options to executive officers, directors, employees and consultants and records the fair value of all awards as a credit to contributed surplus. The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to mineral interests for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)

Financial instruments

Financial instruments include cash, accounts receivable, accounts payable, demand notes payable and the convertible debenture.  Management believes that the carrying values of these instruments approximate their fair values.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

3.

DISPOSAL OF MINERAL INTERESTS

During the year ended March 31, 2005, the Company disposed of its mineral interests in the La Fe/Yuruan/Kilometre 88 region located in Venezuela due to the negative political environment following the initiation of International Arbitration against the Venezuelan Government regarding the Company’s Las Cristinas property. (Note 5 (d)(i))

The loss on disposal of these concessions was as follows:

$
Acquisition costs	902,251
Accumulated exploration expenditures	2,540,233
Accumulated impairment charges	(3,113,763)
Net book value	328,721
Proceeds of disposition	(107,820)
Loss on disposition	220,901

The concessions located in the Kilometre 88 region were returned to the former owner, Boralis Holdings A.V.V., for nil proceeds and consideration to pay the Company 80% of all future net benefits realized from these concessions. No value has been attributed to future consideration. (Note 7)

4.

CAPITAL ASSETS

	June 30, 2007			March 31
				2007
Assets in use:	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 92,055	72,599	$ 19,456	$ 20,447
Computer software	52,253	52,253	-	-
Office furniture and equipment	299,772	207,219	92,553	85,460
Exploration and processing equipment	4,176,012	657,625	3,518,387	3,524,787
Vehicles	296,161	197,565	98,596	95,630
	4,916,253	1,187,261	3,728,992	3,726,324
Assets not in use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 5,098,595	1,197,261	$ 3,911,334	$ 3,908,666

Amortization of exploration and processing equipment not in use has not been recorded as these assets  are being held for sale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS

A summary of the carrying values of the Company’s mineral interests by areas of interest:

	June 30, 2007	Current Charges	March 31, 2007
BRAZIL
Parima
Acquisition costs	$ 1		$ 1
Exploration costs	68,295	800	67,495
Impairment charges	(68,295)	(800)	(67,495)
Total – Brazil	1	-	1

COSTA RICA
Crucitas Gold Project
Acquisition costs	2,669,504	-	2,669,504
Exploration and permitting costs	9,611,683	700,094	8,911,589
Impairment charges	(4,081,850)	-	(4,081,850)
Total – Costa Rica	8,199,337	700,094	7,499,243

GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	5,615,577	24,590	5,590,987
Impairment charges	(4,502,735)	-	(4,502,735)
Dedicated capital assets	1,175,982	(52,011)	1,227,993
Diamond inventory from bulk sampling	65,481	-	65,481
	2,354,305	(27,421)	2,381,726
Less: contributed by joint venturer	(2,354,304)	-	(2,354,304)
	1	(27,421)	27,422

Potaro Concessions
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,669,080	3,306	3,665,774
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charges	(3,664,628)	(3,306)	(3,661,322)
	100,000	-	100,000

Marudi Mountain Gold Project
Acquisition costs	144,000	-	144,000
Exploration costs	2,160,623	(1,081)	2,161,704
Impairment charges	(500,644)	1,081	(501,725)
	1,803,979	-	1,803,979

South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557
Exploration costs	461,350	-	461,350
Impairment charges	(589,146)	-	(589,146)
	90,761	-	90,761
Total – Guyana	1,994,741	(27,421)	2,022,162

VENEZUELA

Las Cristinas
Acquisition costs	122,635	-	122,635
Carrying costs	5,392,668	27,569	5,365,099
Impairment charges	(5,515,302)	(27,569)	(5,487,733)
Total - Venezuela	1	-	1
TOTAL – MINERAL INTERESTS	$10,104,080	$672,673	$ 9,521,407

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(a)

Brazil

Parima

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management is recording impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at year end, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b)

Costa Rica

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Acquisition costs are comprised of the following:

$
A cash payment	25,000
Issuance of 250,000 common shares	287,500
Payment of certain trade payables	619,976
Staged payments totaling $ 1,000,000 US	1,487,932
Interest on staged payments	133,470
Finder’s fee of 80,000 common shares	92,000
Acquisition fees and other costs	23,626
2,669,504

Payment of two  net smelter royalties of 1% each on all production from start-up to a maximum of $20 million U.S. and $3 million U.S. is payable to the respective vendors.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (continued)

Through its wholly owned subsidiary, Industrias Infinito S.A., the Company has successfully concluded the environmental permitting process for its Crucitas gold project located in North Central Costa Rica.  The final resolution, (Resolución No 3638-2005-SETENA), was issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005. The final resolution follows the approval of the Environmental Impact Statement which was announced in early September of 2005  indicating the Company had complied with all of the requisites of Costa Rican mining and environmental regulations.  The final resolution has also specified the amount of the required Environmental Performance Bond as US$ 600,000.

Prior to obtaining this final resolution, due to the uncertainty of the outcome of the permitting process, the Company had impaired all expenditures since fiscal 2003. Upon receipt of this resolution, the Company has discontinued recording impairment charges on subsequent expenditures and is in the process of developing the project.

Previously, the Company notified the Canadian Government and Costa Rican Government it will maintain its option to pursue an International Arbitration Process under the Foreign Investment Protection Agreement (FIPA) signed between the two countries.   The Company filed a Request for Arbitration in June of 2005 alleging that protracted delays in the approval process and other actions by the Government of Costa Rica resulted in an act of expropriation of the Crucitas project.  The Company has not moved forward with the Arbitration due to encouraging progress including the receipt of the approval for the Environmental Impact Study in late 2005.

 (c)

Guyana

(i)

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	June 30,2007			March 31, 2007
	Cost	Amortization	Net	Net
Exploration equipment	$ 1,854,395	$ 1,146,630	$ 707,765	$ 735,902
Processing plant	1,043,544	613,389	430,155	452,795
Vehicles	121,546	83,484	38,062	39,296
	$ 3,019,485	$ 1,843,503	$ 1,175,982	$ 1,227,993

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(i)

Maple Creek Concessions (Continued)

On July 14, 2005, the Company re-acquired the 40% minority interest in Vanarde Mining Inc., the owner of Vannessa's Potaro diamond project, for the issuance of 1,500,000 common shares having a value of $645,000 which was determined  by estimating the proportional net asset value of the mobile mining equipment and other infrastructure on site.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions. In prior years, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan. Until the bulk sampling indicates economic values, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.

(ii)

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

Cash payment $29,000 US	$ 42,828
Finder’s fee of 15,000 common shares	11,550
$ 54,378

After a review of plans and operations in this area, management is continuing to record impairment charges to reduce the carrying value to estimated recoverable value.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(iii)

Marudi Mountain

In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter of agreement was replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares	$ 140,000
A finder’s fee of 10,000 shares	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to certain conditions.

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable value.

(iv)

Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain. In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore approximately 32.92 square kilometers of territory adjacent to the Marudi property.

Exploration plans in this regard are being evaluated by management for future implementation.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

Guyana (Continued)

(iv)

Paint Mountain (Continued)

The Company continues to explore the project however, until more definitive mineralization is determined, the current expenditures are impaired and the mineral interest is being carried at its estimated recoverable  value.

(v)

Effective March 6, 2007, the Company executed Agreements with Shoreham Resources Ltd. of Toronto ("Shoreham") for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2 million in exploration and qualified project management expenditures during a period of three years or less. Shoreham may earn a further 25% by completing an additional US$2 million in exploration and development work prior to the fourth anniversary of the Agreement. The Company has the option to retain a 25% interest in the property going forward.

Under  Shoreham's  direction and  supervision, exploration will focus on expanding known gold occurrences at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities in this large under-explored gold producing area.  The  Company is  of the view  that this course  of  action provides the best opportunity for early expansion, definition and development of the Marudi and Paint Mountain gold projects and looks forward to working with Shoreham to continue development in this gold producing region.

The Potaro Purchase Agreement with Shoreham for the sale of 100% of the Company's Potaro assets was also executed which involves the payment to the Company of an aggregate sum of US$ 1.2 million over four years.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During the year ended March 31, 2005, management disposed of these concessions for proceeds of $107,820 (Note 3).

(ii)      Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation  in future  revenues  derived  from  sales  of  gold  and  copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Title dispute and legal proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela. A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. Accordingly, as part of the requirements for entering into the process of International Arbitration, the Court proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa in Venezuela have been waived by the Company.

On July 9, 2004 the Company filed a Request for International Arbitration alleging that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada. On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

International Arbitration (Continued)

The Company submitted its Memorial to ICSID setting out its argument and written evidence on January  13, 2006. Venezuela  recently  raised  objections  regarding the tribunal’s jurisdiction  in this matter and  the Tribunal has  scheduled a hearing to address Venezuela’s  objections  in May 2007. Counsel has  advised the  Company that jurisdictional objections  are  not  uncommon  in  arbitration cases of this kind. The  Company remains confident in  its position the Tribunal  has jurisdiction to arbitrate this dispute.

The jurisdictional hearing in its international arbitration against Venezuela regarding the Las Cristinas project which commenced on May 7, 2007 was delayed for procedural reasons on the first morning.  Both the President of the three-arbitrator panel and Venezuela's appointee to the panel resigned from the panel at the opening of the hearing in London, England, for reasons unrelated to the merits of the dispute.  A date will be set to continue the hearing following the appointment of replacement arbitrators.  The Company has received notice that Venezuela has appointed an arbitrator and the parties are now in the process of jointly selecting the third arbitrator to chair the arbitral tribunal.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

 (d)

Venezuela (Continued)

Carrying costs

Carrying costs during the quarter incurred relating to Minca’s mineral interests comprise the following:

	June 30, 2007	June 30, 2006

Administrative salaries	$3,420	$ 4,003
Community relations	1,851	2,166
General administration	6,567	7,687
Legal costs	12,285	14,379
Rent, utilities and taxes	2,504	2,931
Travel	942	1,104
	$ 27,569	$ 32,370

Due to the Company’s ongoing disputes outlined above, the Company continues to record  impairment   charges  equal  to the  direct  carrying costs incurred for its Las Cristinas interest. Additional legal and technical support arbitration and consulting costs incurred by the Company are not included in these carrying costs.

6.

SHARE CAPITAL

The Company’s authorized and issued share capital is as follow:

	June 30, 2007		March 31, 2007
	Number	$	Number	$
	of Shares		of Shares
Authorized
250,000,000 common shares
Issued
Balance, beginning of period	97,364,353	$ 48,976,420	87,258,853	$ 45,470,220
Options exercised (a)	-	-	300,000	84,000
Warrants exercised (b)	-	-	4,805,500	1,922,200
Private placement (c)	-	-	5,000,000	1,500,000
Private placement (e)	18,571,371	6,499,980	-	-
Finder’s fees	-	(386,850)	-	-
Options exercised (f)	20,000	7,700
Balance, end of period	115,955,724	$ 55,097,250	97,364,353	$ 48,976,420

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

(a)

 In fiscal 2007, stock options totaling 300,000 (2006 – nil; 2005 – 170,000) were exercised at a price of $0.28 (2006 – nil; 2005 - $0.28) per share.

(b)

On July 6, 2006, warrants totaling 4,805,500 were exercised at a price of $0.40 per warrant.

(c)

Pursuant to a non-brokered private placement on February 22, 2007, 5,000,000 units were issued  at a price of $0.30 per unit. Each unit consisted of one common share and one-half of one warrant entitling the holder to purchase one additional share at a price of $0.40 per share for a period of twelve months and at a price of $0.50 for a period thereafter until twenty four months from the date of closing.

(d)

 Pursuant to the Convertible Debenture (Note 9), 5,000,000 warrants were issued on   March 1, 2007.

(e)

On May 15, 2007, the Company issued 18,571,371 units (the "Units") at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrants (a "Unit Warrant").  Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until to May 15, 2009. Exploram Enterprises Ltd., the controlling shareholder of the Company, purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd. (“Auro”), a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement.  In connection with the sale of the Units, the Company paid a cash finder's fee of $296,850 and issued share purchase warrants (the "Finder's Warrants") to purchase an aggregate of 1,413,566  common     shares   of   the    Company   to   Haywood    Securities    Inc.  and Dundee Securities Corporation.  Each Finder's Warrant is exercisable to acquire one share of the Company at a price of $0.45 until May 15, 2008.

The shares and Unit Warrants that make up the Units, the Note, the shares and Note Warrants issuable under the Note, the Finder's Warrants and the shares issuable under the Warrants, the Note Warrants and the Finder's Warrants are all subject to a hold period expiring on September 16, 2007.

(f)      On May 29, 2007, 20,000 stock options were exercised at a weighted average price per stock option of $0.385 for proceeds of $7,700.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

6.

SHARE CAPITAL (Continued)

The continuity of the Company’s share purchase warrants is as follows:

	Warrants Outstanding		Exercise Price	Expiry Date	Weighted Average Remaining Life

Balance – March 31,2006	13,130,000		0.62		0.69
Exercised	(4,805,500)	(b)	0.40	Dec 22/06
Expired	(780,000)		0.66	Feb 18/07
Issued	5,000,000	(d)	0.635	Mar 1/09
Issued	2,500,000	(c)	0.40\0.50	Feb 22\09

Balance, March 31, 2007	15,044,500		0.66		0.77
Issued	9,285,685	(e)	0.45	May 15,\09

Balance, June 30, 2007	24,330,185		0.52		0.98

During fiscal 2007, regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

(i)

2,500,000 warrants with an expiry date of February 18, 2007 have been extended to   February 18, 2008; the exercise price is $0.66 per share.

(ii)    1,700,000 and 2,000,000 warrants with expiry dates August 26, 2006 and August 28,    2006 have been extended to August 26, 2007 and August 28, 2007; the exercise price is $0.60 per share respectively (See Note 11(b), Subsequent Events)..

(iii)

1,344,500 warrants with an expiry date of January 7, 2007 have been extended    to January 7, 2008; the exercise price is $0.40 per share.

(iv)    780,000 warrants at a price of $0.66 per warrant expired on February 18, 2007.

See Note 9 for additional warrants that could be issued in connection with Convertible   Debentures.

As at June 30, 2007 and March 31, 2007, there were no escrow shares outstanding or voluntary pooling arrangements.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

6.        SHARE CAPITAL (Continued)

At June 30, 2007, the Company had share purchase warrants outstanding as follows:

Outstanding         Exercise Price               Expiry

 Warrants

        per Warrant                   Date

         1,700,000

              1.06              August 26, 2007

         2,000,000                       0.89              August 28, 2007

         2,500,000                       0.66              February 18, 2008

         1,344,500                       0.40              January 7, 2008

         5,000,000                       0.635            March 1, 2009

         2,500,000                       0.40\0.50     February 22, 2008\February 22, 2009

         9,285,685                       0.45              May 15, 2009

       24,330,185

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2006	5,785,000	$0.58	2.88
Granted (Note 8)	1,430,000	$0.32
Expired	(1,620,000)	$0.66
Exercised	(300,000)	$0.28
Balance – March 31, 2007	5,295,000	$0.50	2.91
Expired	(10,000)	$0.60
Exercised	(20,000)	$0.39
Balance – June 30, 2007	5,265,000		2.91

At June 30, 2007, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise Price	Expiry Date
790,000	$0.95 per share	July 4, 2007
100,000	$0.475 per share	March 12, 2008
800,000	$0.28 per share	August 25, 2008
175,000	$0.64 per share	March 11, 2009
1,070,000	$0.45 per share	September 2, 2009
1,010,000	$0.60 per share	August 26, 2010
1,320,000	$0.32 per share	December 12, 2011
5,265,000

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS

The Company incurred expenditures for consulting services from two companies controlled by two Directors and, the retention of a Director to provide professional project management services to the Crucitas gold project  commencing in September 2005 which became direct employment commencing January 1, 2006.

The expenditures for the quarters ended June 30 were allocated as follows:

	2007	2006
Charged to head office administration	$ 65,000	$ 70,439
Charged mineral interests	-	10,439
	$ 65,000	$ 80,878

In the past, the agreements were on a month-to-month basis and were to  remain in force from year to year until such time as notice of termination is given by either party. Effective December 31, 2006, consulting agreements with the respective Directors are no longer in place.

On May 15, 2007, the Company executed a consulting advisory agreement with a company affiliated with a Director for $120,000 per annum.

Stock-based compensation related to options awarded to directors of the Company totaled $nil (2007 - $141,228; 2006 - $460,527).

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties (Note 3).

During fiscal 2007, the Company paid debt financing structuring fees of $ 150,000 (2006 - $150,000) to the controlling shareholder related to $5 million (2006 - $3 million) of short term financing (bearing interest at 9.5%) and related to the convertible debenture (Note 9). These fees were expensed during fiscal 2007 and 2006 as interest and financing costs.

On May 15, 2007, the Company: issued equity of $1,500,000 to its controlling shareholder, Exploram Enterprises  Ltd. and $2,000,000 to a company associated with a Director of the Company.

On May 15, 2007, the Company issued a $3,000,000 convertible debenture to a company associated with a Director of the Company.

During the quarter ended June 30, 2007, the Company paid, in May 2007, a finder’s fee of $90,000 to a company associated with a Director of the Company.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS (Continued)

On May 31, 2007, the Company repaid two demand loans payable to Exploram Enterprises Ltd. (“Exploram”) for a total of $2,500,000.  The Company and Exploram have agreed that an additional demand loan for $1,500,000, that was payable on demand after August 31, 2006, be extended such that it is now payable on demand after June 15, 2008.  This leaves one Exploram loan for $1,000,000 that remains payable on demand as of February 28, 2007.

All of the loans carry interest at a rate of 9.5 percent per annum, payable monthly, and are secured by a general security agreement over the Company’s assets.

Related party transactions have been recorded at their exchange amounts.

8.

CONTRIBUTED SURPLUS

During the quarter ended June 30, 2007, the Company did not grant any stock options. In fiscal 2007, the Company granted 1,430,000 (2006 - 1,525,000) stock options to directors, employees and consultants. Options vest immediately on the grant date. Using the Black-Scholes fair value based option pricing method, stock options granted have been valued during fiscal 2007 at  $0.18 (2006 - $0.40) per option for a total value of  $234,792 (2006 - $610,698) of which $193,306 (2006 - $528,605) was charged to operations and  $41,486 (2006 – 82,093) was allocated to mineral interests.

Assumptions used in this model for the fiscal years ended March 31 were as follows:

	2007	2006	2005
Risk free interest rate	4.36%	4.24%	2.63%
Dividend yield	-	-	-
Volatility factor	86%	80%	121%
Expected option life	5 years	5 years	5 years

The continuity of contributed surplus is as follows:
Balance, beginning of year	$ 2,692,812	$ 2,082,114	$ 1,394,061
Value of stock-based compensation granted	234,792	610,698	688,053
Balance, end of year	$ 2,927,604	$ 2,692,812	$ 2,082,114

9.

CONVERTIBLE DEBENTURE and CONVERTIBLE NOTE

(a) On March 1, 2006, the Company issued a non-brokered private placement of a collateralized convertible debenture for $5 million to Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder.  The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31. At the option of the holder, the principal  amount  outstanding  under  the  convertible  debenture  may  be converted  into

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

9.

CONVERTIBLE DEBENTURE and CONVERTIBLE NOTE (Continued)

common shares any time after January 31, 2007 until maturity at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to March 1, 2006). The principal amount outstanding may be repaid at the option of the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty, or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at $0.635 per share.  The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries.  The Company agreed to pay Exploram a finder’s fee of $90,000 in respect of the placement. This amount has been charged to financing expenses.

The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $3.5 million which amount will be accreted to its face value of $5 million through interest expense charges computed at 25% per annum through to January 31, 2009. The balance of the convertible debenture approximating $1.5 million has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

(b)

On May 15, 2007, the Company issued a  non-brokered private placement of a $3 million unsecured convertible note (the "Note") issued to Auro Investments Pty Ltd. (“Auro”), a private company associated with Steven G. Dean, a Director of the Company. The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a "Note Unit").  Each Note Unit consists of one share and one half of one common share purchase warrant (a "Note Warrant") and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009.  The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro's right to convert before prepayment.  Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable.  The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature.  A cash structuring fee of $90,000 was paid by the Company to Sirocco Advisory Services Limited.

The Company has deemed the fair market value of the liability portion of the convertible debenture upon issuance to be approximately $2.3 million which amount will be accreted to its face value of $3 million through interest expense charges computed at 25% per annum through to May 15, 2009. The balance of the convertible debenture approximating $0.7 million has been credited to equity and represents the values ascribed to the obligation to issue warrants and the convertible feature of the debenture.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

10.

NON-CASH ITEMS EXCLUDED FROM CASH FLOWS

The following non-cash amounts have been excluded from mineral interests and share capital on the statements of cash flows:

	Quarter Ended June 30, 2007	Year Ended 2007	Year Ended 2006
Mineral interests
Stock-based compensation	-	$ 41,486	$ 82,093
Amortization of capital assets used in exploration	54,202	301,538	424,535
Shares issued for the acquisition of mineral interests	-	-	645,000
Share capital
Shares issued for the acquisition of mineral interests	$ -	$ -	$ 645,000

11.

SUBSEQUENT EVENTS

(a)

      On July 4, 2007, 790,000 stock options expired.

(b)

      1,700,000 and 2,000,000 warrants with expiry dates August 26, 2007 and August  28,    2007 with an exercise price of $0.60 per share expired.

12.

SEGMENTED INFORMATION

	June 30, 2007	March 31, 2007
Identifiable assets by geographical location are as follows:

Canada	$ 4,938,603	$ 348,023
Brazil	8,944	8,944
Costa Rica	11,869,419	11,207,197
Guyana	2,186,567	2,200,382
Venezuela	198,293	194,715
	$ 19,201,826	$ 13,959,261

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Three Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

13.

POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets in accordance with corporate income tax filings are made up as follows:

	June 30, 2007	March 31, 2007
Future income tax assets:
Non-capital losses carried forward	$ 15,951,234	$ 15,188,475
Property plant and equipment	1,504,470	1,504,470
Mineral property interests	2,323,247	2,323,247

	19,778,951	19,016,192

Estimated Tax Rate	37%	37%

Subtotal	7,318,219	7,035,991

Capital losses carried forward (est. tax rate of 25%)	3,133,783	3,133,783

Future income tax assets before valuation allowance	10,452,002	10,169,774

Valuation allowance	(10,452,002)	(10,169,774)
Net Future income tax assets	$ -	$ -

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At June 30, 2007, the  Company has  non-capital losses  remaining to  be  carried forward of approximately $15,950,000 (March 31, 2007 - $15,190,000) which may be available to offset future income for income tax purposes.  These losses expire over the next seven years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (March 31, 2007 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $12,535,000 (March 31, 2007 - $12,535,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

VANNESSA VENTURES LTD.

( a development stage enterprise)

Notes to the Consolidated Financial Statements

For the Th ree Months Ended June 30, 2007

Unaudited – Prepared by Management

(In Canadian Dollars)

14.

COMMITMENTS

(a)

Effective March 1, 2007, the Company renewed its Calgary, Alberta head office lease agreement for office premises for a period of twenty-two months at a cost of $87,602 per annum.

(b)

Effective November 18, 2005, the Company entered into a lease agreement expiring November 17, 2008 for its office premises in Costa Rica requiring lease payments of $U.S. 42,000  per year.

15.      Restricted Cash

The Company has placed a $635,580 ($US 600,000) deposit with a bank in Costa Rica to secure an environmental bond issued by the bank to Costa Rican government authorities for the Crucitas property to ensure the Company’s future reclamation obligations are completed.

16.      AUDIT REVIEW

The Unaudited Consolidated Interim Financial Statements as at June 30, 2007 have not been reviewed by our auditors, Ernst and Young LLP, Vancouver, British Columbia, Canada.

Vannessa Ventures Ltd.

Management Discussions and Analysis

June 30, 2007

Introduction

Vannessa Ventures Ltd. (the “Company”) is an exploration company engaged in the search for, and development of, economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition and subsequent development.

The Company’s shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange and as at August 28, 2007, the Company has 115,955,723 shares outstanding.

The following Management Discussion and Analysis (“MD&A”) contains assumptions, estimates and other forward looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events. Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company’s business and compares its financial results for the fiscal year ended March 31, 2007 with those of the previous fiscal year ended March 31, 2006 results. The MD&A should be read in conjunction with the consolidated financial statements and related notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars, except where noted otherwise. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US registration with the S.E.C. under the Sarbanes-Oxley Act 2002.

At the Annual General Meeting of September 14, 2006, the Board of Directors of the Company was changed following the resignation from the Board of Mr. Erich Rauguth and with Mr. Vern Hall choosing not to stand for re-election.

On May 15, 2007, Mr. Steven G. Dean was appointed to the Company’s Board of Directors and as Chairman.  Mr. Dean has extensive experience in the gold mining business, including serving as President of Teck Cominco Ltd. to July 2002.  He was also the Executive Director and Chief Financial Officer of the Australian gold group Normandy Mining Ltd. from 1987 to 1994.

.

Mr. Dean is based in Vancouver and is a director and Chairman of a number of public companies, is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum.

Mr. Dean succeeds Manfred Peschke as Chairman of the Company.  Mr. Peschke is continuing as a director and Chairman of the Audit Committee.

The Board of Directors of the Company is now made up of six Directors.

During the quarter ended June 30, 2007, the Company continued its advancement of mineral projects focusing primarily on Costa Rica and also Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela.  Building on the approval of its Environmental Impact Study for the Crucitas project in Costa Rica, work continued on project development ;including working on environmental issues associated with developing the hard-rock gold reserves at Crucitas in addition to the approved saprolite, or soft-rock reserves.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2005 through 2007.

The table below also contains selected financial information of the Company derived from the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for each of  the last eight quarters  ending  with the quarter ended

June 30, 2007.

SELECTED ANNUAL INFORMATION
For the Years Ended March 31, 2007, 2006, 2005
							For the Years Ended March 31,
						2007	2006	2005
Operations:
General and administrative						994,839	1,331,962	1,190,954
Option benefits						193,306	528,605	624,736
Project development						1,908,686	1,937,244	523,906
Other expense (income)						2,279,962	3,676,164	3,003,077
Net loss						5,376,793	7,473,975	5,342,673
Basic and diluted loss per share						-0.06	-0.09	-0.07

Balance Sheet
Total assets						13,959,261	10,641,877	8,382,237
Total liabilities						11,105,067	6,151,882	888,816
Working capital (deficiency)						-6,628,328	-709,685	406,434
Resource property expenditures						3,425,833	3,123,684	3,729,078
Share capital
Authorized						250,000,000	250,000,000	250,000,000
Weighted average shares outstanding						91,716,042	86,129,983	76,875,180
Warrants						15,044,500	13,130,000	29,655,000
Options						5,295,000	5,785,000	4,750,000
				Quarters Ended
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
	2007			2006			2005
Operations:
General and administrative
and project development	781,410	1,047,347	871,352	537,500	447,326	1,774,779	571,408	423,956
Stock option benefits	-	193,306	193,306	-	-	-	-	528,605
Other expense (income)	318,506	716,870	736,496	617,321	447,692	1,268,395	1,061,758	609,448
Net loss	1,099,919	1,526,013	1,800,941	1,154,821	895,018	3,043,174	1,633,166	1,562,009
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.04)	(0.02)	(0.02)

Balance Sheet
Total assets	19,201,826	13,959,261	13,678,075	12,334,676	12,256,281	10,641,877	9,292,197	8,337,771
Total liabilities	10,617,398	11,105,067	10,797,868	7,888,320	8,577,304	6,151,882	3,249,503	746,282
Working capital (deficiency)	870,836	(6,628,328)	(5,865,255)	(3,578,504)	(4,210,448)	(709,685)	(1,944,303)	(320,805)
Resource property expenditures	(1,319,869	(1,215,444)	1,160,473	533,197	2,947,607	664,253	997,921	603,812
Share capital
Authorized	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000
Outstanding	115,955,723	97,364,353	92,364,353	92,364,353	87,558,853	87,258,853	87,258,853	87,071,353
Warrants	24,330,185	15,044,500	8,324,500	8,324,500	13,130,000	13,130,000	13,130,000	25,255,000
Options	5,265,000	5,295,000	5,195,000	5,475,000	5,475,000	5,785,000	6,085,000	6,085,000

Contractual Obligations

The Company has the following contractual obligations in place as of June 30, 2007:

Calgary Office Lease	$158,666
Costa Rica Office Lease	63,525

Cautionary Note to U.S. Investors – The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including  in our Form 20_F available from us at Suite 220, 1010 1Street S.W., Calgary, Alberta, Canada T2R 1K4. You can also obtain this form on the SEC EDGAR website.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This MD&A uses the term “indicated” resources. We advise U.S. Investors that while the term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This MD&A uses the term “inferred” resources. We advise U.S. Investors that while this term is recognized and required by

Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. Investors are cautioned not to assume that part or all of the inferred resources exists, or is economically mineable.

Vannessa Ventures Ltd. issued a Feasibility Study (the “Study”) on January 12, 2007 which incorporates a Study on the Crucitas gold project located in northern Costa Rica which is held by the Company’s wholly owned subsidiary, Industrias Infinito S.A. (“Infinito”).

In June of 2005, Vannessa awarded System Geostat International Inc (Geostat) a mandate to update its Crucitas mineral resource model and to prepare a Technical Report according to the National Instrument 43-101 in Canada. The full Geostat Report, dated February 26th, 2006, is available for viewing on SEDAR. The Resources in and outside the structures are basically split in two categories: Indicated and Inferred. Geostat is of the opinion that there are no Measured Resources in the Crucitas project at the moment, based on the CIM definition recommended by the NI 43-101.  The Report prepared by Geostat was prepared by, or under the supervision of, Pierre-Jean Lafleur, P.Eng., who is an independent Qualified Person as defined by NI 43 -101.

Vannessa through its subsidiary Infinito, contracted with Micon International Limited (“Micon”) to conduct a feasibility study for the Las Crucitas Gold Project (“Crucitas project.  Portions of the study were contracted directly by Vannessa to Golder Associates Ltd.

The Study provides a description of the geology, reserves, mining and milling operations, tailings facilities, services and other facilities, together with the associated capital and operating costs, required to develop the Crucitas Project.  The Study establishes the mining plan and associated equipment fleet, processing requirements, details the tailings and water management systems, determines the necessary site infrastructure and presents the environmental, permitting and socio-economic considerations in undertaking the project. The Report prepared by Micon was prepared by, or under the supervision of, Ian Ward, P. Eng. who is an independent Qualified Person as defined by NI 43 -101.

The accounting for all expenses for these and subsequent activities is detailed in the attached consolidated financial statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most important in preparing the Company’s consolidated financial statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the quarter ended June 30, 2007 were $755,278 (June 30, 2006 - $ 3,032,410) as follows:

$26,815 spent in Guyana (June 30, 2006 - $194,371)

$27,569 spent in Venezuela (June 30, 2006 - $32,370)

$700,094 spent in Costa Rica (June 30, 2006 - $2,805,669)

$800 spent in Brazil (June 30, 2006 - $nil)

2. Expenses

Exploration  And Development Expenditures

During the quarter ended June 30, 2007 in Costa Rica, the Company had expenditures of $700,094 which included administration, consultants, camp, site maintenance and security, social responsibility expenditures, community relations and media relations, engineering and development and environmental and forestry. The increased activity in project development is as a result of road and other infrastructure construction associated with development of support infrastructure.  Work continued on expansion of the Company’s environmental impact assessment from the environmental protection ministry or SETENA to incorporate the mining of hard-rock reserves as well as the approved saprolite, or soft-rock reserves. Additionally, $635,580 ($US 600,000) was deposited in a bank in Costa Rica as security for the placement of an environmental bond for the Crucitas gold project.

In Guyana, $nil was spent at Marudi Mountain although the Company incurred expenses of $27,896 at its Potaro/Maple Creek concessions given the Company executed agreements with Shoreham Resources Ltd. (“Shoreham”) of Toronto for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

In Venezuela, the Company incurred expenses for the Las Cristinas Project of $27,569. The decision to commence the program of International Arbitration with respect to Las Cristinas was made in July of 2004 and the process continued through the year.

Administrative Expenses

Administrative expenses incurred in Canada for the quarter ended June 30, 2007 increased by $202,652 from $193,784 in the first quarter of 2007 to $396,436 in fiscal 2008. The increase is mainly as a result of consulting, professional and filing fees of $205,356 comparative to the $46,946 incurred during the first quarter og fiscal 2007 as a result of the financing and Guyana agreements.

Project Development Expenses

Project development expenses in the quarter ended June 30, 2007 increased $131,432 to $384,974 from the 2007 first quarter expenses of $253,542.

Related Party Transactions

Related party transactions during the quarter ended June 30, 2007 totaled $65,000 versus $80,878 in the first quarter of fiscal 2007. The amounts in 2008 included a consulting advisory fee of $10,000 per month paid to a company associated with a

Director or, $120,000 per annum and, $15,000 per month, effective January 1, 2006, to a Director to provide professional project management services to the Crucitas gold project

During the first quarter ended June 30, 2007,, the Company paid finder’s fees of $90,000 to a company affiliated with a Director  related to the issue of a $3,000,000 convertible debenture These fees were applied to equity of the Company.

The Company issued equity of $1,500,000 to its controlling shareholder, Exploram Enterprises Ltd. and $2,000,000 to a company associated with a Director of the Company (See Section 3, Financial Condition and Liquidity).

The Company issued a $3,000,000 convertible debenture to a company associated with a Director of the Company (See Section 3, Financial Condition and Liquidity).

Related party transactions have been recorded at their exchange amounts.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment  for the assets consist of comparing the estimated asset value with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, “Operations Review”).  As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to suspension of major sampling at the Potaro property. After reviewing the Company’s interest in the project and receipt of the final resolution, (Resolución No 3638-2005-SETENA) issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005, the Company discontinued to record an impairment charge for current expenditures incurred in Crucitas during the year effective December 12, 2005.

3. Financial Condition and Liquidity

The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position increased from $280,338 as of March 31, 2007 to $4,833,512 as of June 30, 2007 due to the issuance during the quarter of equity and a convertible debenture. (See Note 6 and Note 9(b) to the Consolidated Financial Statements). The Company had a working capital of $870,836 as at June 30, 2007 versus a working capital deficiency of $6,628,328 at the end of fiscal year March 31, 2007

(a)

As referenced in Note 6 and Note 9(b) to the Consolidated Financial Statements, the Company:

(i)

issued equity during the first quarter of 2008 of $6,507,680 of which $1,500,000 was issued to its controlling shareholder, Exploram Enterprises

Ltd., $2,000,000 to a Company associated with a Director of the Company and $3,007,680 to arm’s length investors; and,

(ii)

issued a convertible debenture of $3,000,000  to a Company associated with a Director of the Company.

(b        On May 31, 2007, the Company repaid two demand loans payable to Exploram Enterprises Ltd. (“Exploram”) for a total of $2,500,000.  The Company and Exploram have agreed that an additional demand loan for $1,500,000, that was payable on demand after August 31, 2006, be extended such that it is now payable on demand after June 15, 2008.  This leaves one Exploram loan for $1,000,000 that remains payable on demand as of February 28, 2007.

All of the loans carry interest at a rate of 9.5 percent per annum, payable monthly, and are secured by a general security agreement over the Company’s assets.

(c)

On May 29, 2007, 20,000 stock options were exercised for proceeds of $7,700.

The proceeds have been and are being used to advance infrastructure improvement, and continuing environmental work for the Crucitas project in Costa Rica including the social development and community relations programs as well as to fund general corporate requirements.

4. Net Loss and Cash Flow

The Company’s reported net loss for the quarter ended June 30, 2007, in accordance with Canadian generally accepted accounting principles, is $1,099,916 or $(0.01) per share. This compares with a loss of $895,018 or $(0.01) per share for the quarter ended June 30, 2006..

5. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks which vary from country to country. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

b) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

c) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5, Operational Review).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

6. Operations Review for First Quarter Fiscal Year 2008 and Outlook for 2008

Las Cristinas, Venezuela

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity held by Vannessa. The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome, now a part of Barrick Gold Corporation, with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.  The Company also assumed operational and development obligations and commitments that were the prior responsibility of Placer Dome de Venezuela.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

(See Consolidated Financial Statements, March 31, 2007, Note 5, Mineral Interests, (d) Venezuela, (ii) Las Cristinas) reference Title Dispute and Legal Proceedings.

Over the past several years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 9, 2004.  The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company’s Request for Arbitration against the Bolivarian Republic of Venezuela.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. .The Arbitration Tribunal was constituted in June of 2005 and the initial meeting of the parties to discuss procedural issues was held in August of 2005. On January 13, 2006, the Company submitted material to ICSID called the Memorial which is a series of documents laying out the Company’s written arguments with respect to the arbitration.  Included are expert opinions, witness statements and document indices.  This written evidence will be the foundation for the briefer supplemental material to be submitted later in the process prior to the actual hearing.

In July 2006 the Government of Venezuela filed documentation with ICSID raising formal objections as to the Arbitral Tribunal’s jurisdiction in the dispute.  As a result ICSID has ruled that it will receive written arguments from the parties on the jurisdictional issues over the next number of months with an oral hearing to address the issue of jurisdictional  competence to be held in May of 2007.  If the Tribunal rules that the issues raised by Venezuela are within the Jurisdiction of the Tribunal, then the process on the merits of the original arbitration case will continue. On December 15, 2006 the Company submitted its written arguments and supporting documentation, including expert witness statements, to ICSID contained in a document called a Counter Memorial.  Venezuela provided their written arguments to ICSID regarding the jurisdictional issue in late August in their Memorial.  Counsel has advised the Company that jurisdictional objections are not uncommon in arbitration cases of this kind. Any awards or settlements arising from the claim may be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to pre-existing contractual rights.

The Company submitted  its Memorial to ICSID setting out its argument and written evidence on January 13, 2006.  Venezuela raised objections regarding the tribunal’s jurisdiction in this matter and the Tribunal has scheduled a hearing to address Venezuela’s objections in May 2007.  At this hearing the chairman of the tribunal removed himself from the proceedings due to a potential conflict of interests and the hearings were suspended.  Following the resignation of the chairman of the tribunal the arbitrator appointed by Venezuela also resigned as an arbitrator.  The process going forward will be for Venezuela to select a replacement arbitrator, which has been done, and then both parties will select a third arbitrator to chair the tribunal.  Failing agreement, ICSID will appoint the chairman.   Following selection of the complete tribunal the arbitration on the jurisdictional competency of the tribunal to arbitrate the merits of the case will resume with no additional filings by the parties utilizing the material prepared for the hearing scheduled for May of 2007.

Maple Creek, Guyana

In July of 2005 Vannessa Ventures Ltd. acquired the 40 percent minority interest in Vanarde Mining Inc. (“Vanarde”), the owner of the Potaro Diamond project, for 1,500,000 shares of the Company.  This provided the Company with flexibility to explore for diamonds or gold in areas controlled by the Company but not by Vanarde.  There has been some exploration work on areas of the property outside of the area originally controlled by Vanarde.  In March of 2007, the Company executed the Potaro Purchase Agreement with Shoreham Resources Ltd. (“Shoreham”) of Toronto for the sale of 100% of the Company's Potaro assets which involves the payment to the Company of an aggregate sum of US$ 1.2 million over four years.

Marudi Mountain, Guyana

Effective March 6, 2007, the Company executed Agreements with Shoreham  for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 in exploration and qualified project management expenditures during a period of three years or less. Shoreham may earn a further 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of the Agreement. The Company has the option to retain a 25% interest in the property going forward.

Under Shoreham's direction and supervision, exploration will focus on expanding known gold occurrences at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities in this large under-explored gold producing area.  The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi and Paint Mountain gold projects and looks forward to working with Shoreham to continue development in this gold producing region.  This has reduced the Company’s costs with respect to operations in Guyana while retaining an interest in the development potential of Marudi and Paint Mountain.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain.  In September of 2004, the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers.  This License gives the Company exclusive rights to occupy and explore the designated area.  The Company has entered into an agreement with Shoreham regarding exploration of the Paint Mountain property as described in the section above with respect to Marudi.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. This ruling, based on existing Costa Rican law, allowed the

Company (which had already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved was advanced and during 2004 and the first part of 2005 the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July 2004.  Also in June of 2004 a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country.  This meeting was a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted. In December of 2006 the Company responded to articles that appeared indicating that the Crucitas Exploitation Permit may be cancelled.  These were based on a ruling by the Constitutional Court, or Sala IV, in Costa Rica.  According to a legal expert on Costa Rican Constitutional law the ruling by Sala IV was a “partial annulment” which was conditional on certain conditions being met.  In this instance the affected party was the Company’s subsidiary in Costa Rica, Industrias Infinito S.A. (“Infinito”).  Infinito provided evidence that the required conditions  listed by Sala IV had been met which were submitting and Environmental Impact Statement and holding a General Public Meeting.  In the opinion of local counsel, providing evidence that Infinito had complied with the conditions of Sala IV will result in the Exploitation Permit being retained.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica. The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”) This action has not advanced past the filing of the Request.

In December 2005 the Company announced that its subsidiary, Industrias Infinito S.A., had successfully concluded the environmental permitting process for the Crucitas property when the SETENA passed a final resolution on December 12, 2005  approving the Company’s Environmental Impact Statement and fixed the amount of the Environmental Performance Bond required for the project at $US 600,000.  This approval is for the mining of the saprolite or weathered rock, overlying the hard rock, which makes up about 20 percent of the identified gold resources.

In March 2006, the Company  announced it had secured a 1,750 Hp SAG mill and a 3,000 Hp ball mill for $US 1 million which are suitable for milling 5,000 tonnes per day of hard rock feed and serves the purposes required at Crucitas.  These assets were originally purchased in January 2006 secured by a deposit and all payments have been made and the mills are in storage awaiting shipment to Costa Rica.  The company is paying a modest fee while the units are in storage where they were purchased awaiting transfer to Costa Rica.

In September of 2006, the Company released information regarding the Conchudita property located on an Exploration Concession located to the South East of the 19,200 acres of Concessions controlled by Infinito in the area surrounding the Crucitas project.  Micon completed the study and verified that the historical resource estimate for Conchudita prepared by Placer Dome in 1998 is still relevant based on 27 diamond drill holes.  This estimate was prepared prior to the implementation of National Instrument 43-101 and does not fully conform to that standard.  The historical estimate prepared for Conchudita by Placer Dome in 1998 showed, at a cut-off grade of 1.75 g/t Au, an inferred resource of 3.2 million tonnes with an average grade of 4.6 g/t gold, for approximately 470,000 ounces of contained gold.

On January 12, 2007 the Company published a news release containing results of the Feasibility Study the (“Study”) completed on the Crucitas Gold Project in Costa Rica by Micon International Limited (“Micon”) dated July 2006.    Portions of the study were contracted directly by the Company to Golder Associates Ltd. (“Golder”) and Systémes Geostat International Inc. (“Geostat”). The NI 43-101 compliant resource estimate prepared by Geostat is dated February 27, 2006 and was filed on SEDAR on April 10, 2006.

Indicated gold resources at Crucitas were estimated by Geostat to be 25.09 million tonnes at an average gold grade of 1.22 g Au/t  for a total resource of 984.9 thousand ounces.  Silver grades of 3.17 g Ag/t on the same tonnage produce silver resources of 2,559 thousand ounces.  The resource estimate includes both saprolite and hard rock resources at a cut-off grade of 0.5 g Au/t.

Total Inferred Resources above the 0.5 g Au/t cut-off grade are estimated by Geostat to contain 12.6 million tones at 1.23 g Au/t or 496 thousand gold ounces.  Inferred Resources of Silver at 3.14 g AG/t were estimated to be 1,267 thousand ounces.

The Probable Reserves mineable from the Crucitas pits, prepared by Micon as of March 2006 are based upon a gold price of US$ 550 per oz.  The total Probable Reserve is 14.9 million tones at an average grade of 1.43 g Au/t for 687.2 thousand ounces.  The reserve estimates are based on mining both saprolite and hard rock resources.

Selected financial results as prepared in the NI 43 101 compliant Feasability Study, prepared by Micon are included in the table below. The information below assumes mining of both saprolite and hard rock ore and 100 percent equity financing with all dollar amounts in US dollars.  A summary of the July 2006 report was filed on SEDAR on February 26, 2007.  The information in the table below assumes the use of a mining contractor which reduces the initial capital costs of the project.  This case was compared against utilizing a mining fleet owned and operated by the Company and the contractor was selected as the preferred option.  This change delayed the completion of the Feasibility Study but the use of a mining contractor is now considered to be the Base Case.

Selected Crucitas Economic Information

Base Case
Life of mine operating cost, $/t ore	13.15
Pre-production capital cost, $	47,031,000
Total Gold Produced, oz	636,530
Cash Cost (Mine Life Average) $/oz Au	299.48
Ore Mined tonnes	14,914,000
Average Grade g/t	1.43
Stripping Ratio (Mine Life)	1.42
Gold Price $/oz	550
Cashflow pre-tax $	84,935,000
Cashflow after tax $	61,179,000
IRR , after tax	26.00
NPV 10%, after tax	24,528,000
Payback period years	3.0

The Company has in place an Exploitation Permit which provides the rights to mine the Crucitas Exploitation Concession comprising 1,200 hectares. The Company has Environmental Approval to mine the saprolite material and is currently in the process of preparing material required to apply for Environmental Approval to mine the hard rock material as well.  The results of the Study reported above include mining both the saprolite and the hard rock material.

The Company is working with consultants in Costa Rica and Canada to prepare the additional information required in order to submit an amended Environmental Impact Study to SETENA to include mining of both the hard-rock material in addition to the approved mining of surficial saprolite material.  The mining of hard-rock material involves deepening of the mine with no change to the anticipated processing plant, mine equipment selection or infrastructure requirements.  The major differences from mining saprolite to saprolite plus the deeper hard-rock material will be the use of explosives, greater mining depth, and the disposal of waste hard-rock in the tailings dam area.  Disposing of waste hard-rock in the tailings dam area means that any potentially acid generating material in the waste rock will be buried and maintained below the surface of the water in the tailings dam which will eliminate any potential for harmful acid generation.

In addition to the Exploitation Permit on the 1,200 hectares associated with the Crucitas project, the Company holds fifteen times this amount of ground, or 18,000 hectares, in Exploration Concessions adjacent to the Crucitas Concession.

Subsequent Events

Subsequent to June 30, 2007 and as of August 28, 2007, the Company reports the following developments:

(a) Arbitration

Following the selection by Venezuela of an arbitrator, both parties are now in the process of selecting the third arbitrator to chair the tribunal failing which a chairperson will be appointed by ICSID.

(b) Crucitas

The Company believes that to date it has fulfilled all of the requirements of the regulatory body responsible for Mining, Energy and the Environment, (MINAE) in the approval and development process at Crucitas.  The Company is confident that MINAE will confirm that the Company has complied with all requirements associated with obtaining and maintaining the Exploitation Concession at Crucitas.  This belief is supported by an expert legal opinion which maintains the Company has fulfilled all of its regulatory obligations with respect to the Exploitation Concession and that MINAE, the regulatory body exercising authority over the project, should thereby ultimately support this position.

The Company is continuing to prepare material that will be required to receive environmental approvals required for the mining of the hard-rock material at Crucitas.  The Company has already received Environmental Approval to mine the saprolite or soft-rock material on the surface of the deposit. The Company continues to be involved in several major social development programs in the communities close to the Crucitas project including computer and tailoring training, fish farming, and organic agriculture.  A new section of road and a bridge to provide improved access to the mine site and the small local village of Crucitas is being completed.

(c) Finance

(i)     On July 4, 2007, 790,000 stock options expired.

(ii)    1,700,000 and 2,000,000 warrants with expiry dates August 26, 2007 and August   28,    2007 with an exercise price of $0.60 per share expired.

To develop the Crucitas project, the Company will require additional funding.  The Company has had preliminary discussions with various firms that have the capability to secure equity or debt financing to develop the mine.  The finalization of the feasibility study is an important step in providing information to secure the appropriate financing.  Several firms capable of supplying funding for the Crucitas project have been approached utilizing financial and technical information from the final drafts of the feasibility study and this activity to secure financing for the project continues.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and Controller that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design of internal control over financial reporting.

Management’s Conclusion on the Effectiveness of Disclosure Controls

The Chief Executive Officer and Chief Financial Officer of the Company, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2007, were adequate and effective to ensure that material information relating  to the Company and its consolidated subsidiaries would have been known to them and required to be disclosed by the Company in reports that it files or submits is recorded, processed, summarized and reported within the time periods specified.

Management’s  Conclusion on the Design of  Internal Control over    Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company , after evaluating the design of the Company’s internal control over financial reporting as of June 30, 2007, have concluded that the Company’s  internal control over financial reporting provide reasonable assurance regarding reliability of financial reporting for external purposes in accordance with Canadian GAAP.

During the most recent quarter ending June 30, 2007, there have been no changes in the design of the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 52-109F2 Certification of Interim Filings

I, John R. Morgan, Vannessa Ventures Ltd., President, certify that:

1.

I have reviewed the quarterly filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Vannessa Ventures Ltd. for the three months ended June 30, 2007;

2.

Based on my knowledge, the quarter filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the quarterly filings;

3.

Based on my knowledge, the quarterly financial statements together with the other financial information included in the quarterly filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the quarterly filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the quarterly filings and have caused the issuer to disclose in the quarterly MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the quarterly filings based on such evaluation; and,

5.

I have caused the issuer to disclose in the quarterly MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

August 24, 2007

Signature:/S/  John R. Morgan

John R. Morgan

President

Form 52-109F2 Certification of Interim Filings

I, Cameron B. Boyer, Vannessa Ventures Ltd., Controller, certify that:

1.

I have reviewed the quarterly filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Vannessa Ventures Ltd. for the three months ended June 30, 2007;

2.

Based on my knowledge, the quarter filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the quarterly filings;

3.

Based on my knowledge, the quarterly financial statements together with the other financial information included in the quarterly filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the quarterly filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the quarterly filings and have caused the issuer to disclose in the quarterly MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the quarterly filings based on such evaluation; and,

5.

I have caused the issuer to disclose in the quarterly MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

August 24, 2007

Signature:/S/  Cameron B. Boyer

Cameron B. Boyer

Controller